Exhibit 99.3

Fleet Status Report

14 August 2024

Borr Drilling Limited
S.E Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Client Enquiries: marketing@borrdrilling.com

Investor Enquiries: ir@borrdrilling.com

Borr Drilling Fleet Status Report - 14 August 2024

New Contracts / Extensions / Amendments

Norve
• Contract extension: November 2024 to February 2025, BW Energy (Gabon)
Arabia I
• Contract: Q1 2025 to Q1 2029, Petrobras (Brazil)
Prospector 1
• Contract extension: February 2025 to April 2025, ONE-Dyas (UK/Netherlands)
Vali
• Contract (from LOA): Q4 2024/Q1 2025 to Q1 2026/Q2 2026, Undisclosed (Africa)

Letters of Award / Letters of Intent / Negotiations

Gunnlod
• LOA: November 2024 to May 2025, Undisclosed (Malaysia)

Other Developments

Thor
• Concluded operations with Petronas Carigali (Indonesia) in late July 2024 and is expected to commence its subsequent contract in August 2024
Gunnlod
• Concluded operations with PTTEP (Malaysia) in mid August 2024
Arabia I
• Contract with Saudi Aramco terminated in late June 2024
Ran
• Concluded well based program ahead of schedule with TotalEnergies (Mexico) and commenced operations with Wintershall (Mexico) in direct continuation in early August 2024
Vali
• To be delivered imminently in August and will undergo activation

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 14 August 2024

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras [3]	July - 2024	December - 2024	Bahrain/Brazil	Contract Prep
					Q1 2025	Q1 2029	Brazil	Committed with option to extend
Arabia II	KFELS B Class	400 ft	2019	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	Bunduq	December - 2023	August - 2024	United Arab Emirates	Operating
				ENI	November - 2024	April - 2025	Congo	LOA
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2025	Qatar	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400ft	2018	Undisclosed	November - 2024	May - 2025	Malaysia	LOA
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	October - 2025	Mexico	Operating
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2025	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	August - 2024	December - 2025	Congo	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	December - 2022	February - 2025	Gabon	Operating
				Marathon Oil	February - 2025	June - 2025	Equatorial Guinea	Committed
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	ONE-Dyas	March - 2024	October - 2024	United Kingdom/Netherlands	Operating
				Undisclosed	November - 2024	January - 2025	Netherlands	Committed
				ONE-Dyas	February - 2025	April - 2025	United Kingdom/Netherlands	Committed with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	April - 2024	May - 2026	Congo	Operating
Ran [1]	KFELS Super A Class	400 ft	2013	Wintershall	August - 2024	December - 2024	Mexico	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	July - 2024	September - 2025	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	HLJOC	August - 2024	October - 2024	Vietnam	Committed

Available Rigs
None
Under Construction Rigs

Vali	KFELS Super B Bigfoot Class	400 ft	2024	Under Construction / Activation			Singapore	Delivery on 15 August 2024
				Undisclosed	Q4 2024/Q1 2025	Q1 2026/Q2 2026	Africa	Committed with option to extend
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			Singapore	Available in January 2025

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

				Operating / Committed	Available	Cold Stacked	Under Construction

		Total Fleet	24	22	0	0	2

Borr Drilling Fleet Status Report - 14 August 2024

Rig Name	Location	2024	2025	2026
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Southeast Asia
Thor	Vietnam	Petronas Carigali	HLJOC
Gunnlod	Malaysia	ROC Oil	PTTEP	Undisclosed
Idun	Thailand	Prep	PTTEP	Option
Mist	Thailand	Valeura Energy	Option
Saga	Brunei	Brunei Shell Petroleum
Skald	Thailand	PTTEP	Option
Middle East
Arabia II	Saudi Arabia	Saudi Aramco	Option
Arabia III [1]	Saudi Arabia	Saudi Aramco
Groa	Qatar	QatarEnergy	Option
Gerd	United Arab Emirates/Congo	Bunduq	Prep	ENI	Option
Europe and Africa
Prospector 1 [1]	United Kingdom/Netherlands	Neptune	ONE-Dyas	ONE-Dyas	Undisclosed	ONE-Dyas	Option
Natt	Congo	ENI
Norve	Gabon/Equatorial Guinea	BWE	Marathon Oil
Prospector 5 [1]	Congo	ENI
Mexico
Ran [1]	Mexico	TotalEnergies	Wintershall
Galar	Mexico	PEMEX [2]
Gersemi	Mexico	PEMEX [2]
Grid	Mexico	PEMEX [2]
Njord	Mexico	PEMEX [2]
Odin	Mexico	PEMEX [2]
Hild	Mexico	Fieldwood Energy
South America
Arabia I	Bahrain/Brazil	Saudi Aramco	Suspension	Contract Preparation	Petrobras[3]
Jack-Ups Under Construction
Vali	Singapore	Under activation	Undisclosed	Option
Var	Singapore	Available in January 2025

Firm / LOA	Option	Available	Under Construction

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

Borr Drilling Fleet Status Report - 14 August 2024

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.